Contact

joseph@josephflahiff.com

www.linkedin.com/in/josephflahiff (LinkedIn)

Top Skills

Strategy

Leadership

Consulting

Certifications

Agile Certified Practitioner

SAFe Program Consultant (SPC)

PMP

Certified Scrum Master

Certified Scrum Professional (CSP)

Publications

How organizational agility will save and destroy your company

How Tim Gunn makes supportive leadership work

Organizing for Agility: The only way to survive in the 21st Century

Project management lessons learned shouldn't be limited to postmortems

Agile project management leaders need to define 'sustainable pace'

Joseph Flahiff

Co-Founder @ Radar4.ai

Greater Seattle Area

Summary

I help people find Hope and Joy in their work!

Employees spend over 5 hours every week waiting for answers and 60% of employees say they find it difficult or impossible to find the information they need to do their job.

This is unacceptable!
That is why we created Radar4.ai.

Radar4.ai is a knowledge engagement platform that connects needs with knowledge, almost instantly.

Want to learn more? contact me at joseph@radar4.ai

Experience

Radar (Radar4.ai)

Co-Founder

March 2021 - Present (1 year 2 months)

Greater Seattle Area

Radar unleashes the power of human intelligence with integrated AI technology — and it's replacing knowledge bases around the world.

Radar helps people instantly tap into expertise. Our knowledge engagement platform provides real-time access to your internal experts, unlocking untapped intelligence in your organization. The result is your people are more productive, solve problems more effectively, and deliver value to clients faster.

Whitewater Projects, Inc.

Founder

August 2005 - Present (16 years 9 months)

International

Agile Organizational Transformations | Executive Coaching for Transitioning Agile/Waterfall Leaders Executive Coaching | Business Systems Design and Implementation | Organizational Design
Providing leadership training and personal coaching to managers, executives, and business owners. In all stages of their growth.
I do not take on broken people and make them better. I take healthy leaders and help them become the best version of themself.

Creating nimble 21st Century leaders capable of leading into the new millennium.

Including:

• Business Development
• Marketing
• Sales
• Contract negotiation
• Client assessment
• Providing accountability
• Guiding the definition of vision for the client.
• helping them stick to what they say they will do
• Customer satisfaction

OneAccord
Principal
2020 - 2021 (1 year)
Greater Seattle Area

Owners face unknowns throughout the life of their business.
We've walked this trail before, and are uniquely equipped to guide owners through buying, selling, or growing their business.

Your business is unique and so are you. We offer a variety of services to get you and your business where you want to be. Each follows three basic steps:
1) Assessment,
2) Planning, and
3) Execution.

Wherever you are in the life of your business, we’ve been there. Our Principals are former CEOs, C-level executives, business owners and entrepreneurs who understand how to make a business successful.

We also understand the emotional weight of leadership.

Our experience is what has made us so successful in helping business owners around the Pacific Northwest reach their goals with incredible success.
Building Value
Built On Values

Tacttive
Co-Founder
2020 - 2021 (1 year)
Seattle, Washington, United States

Peer-sourced Answers, Getting You Real-World Results™. We can help you get there because we've been there.
Creating and facilitating opportunities for executives and business owners of $5M and $100M businesses, providing connections and curated content so they can:
✔# Grow your business
✔# Plan your exit
✔# Create your legacy

RevKong
Co-Founder & COO at RevKong.com
2019 - 2020 (1 year)
United States

Co-Founder of RevKong.com a digital AI-Enabled Marketing Company providing consultative service in AI-Enabled Marketing and On-Demand CMO services.
We pinpoint where your current marketing is failing you and craft a new strategy that drives growth. Just like your own CMO and team would when you don't have all of them yet.
We take on your marketing strategy, marketing plan, and execution. Working with your current leadership, team, and external vendors to execute and manage your marketing.
We help you hire and groom your own marketing leaders and team for long term growth. Our goal is to work ourselves out of a job and get you an awesome team without missing a beat.
We know the industry and we create a tech stack appropriate for today and tomorrow, based on your unique needs. With key attention to your customer's journey.

Pivotous
Advisor
2018 - 2018 (less than a year)

Pivotous Specializes In Working With Wealth Advisors, Insurance Agents, CEO's, Business Owners, Startup Founders, And Entrepreneurs. Helping them build systems for a steady deal pipeline

Author
The NEW Agile Manager
2017 - 2017 (less than a year)
Amazon

Available on Amazon
Management in the late mid-80’s and early 90’s was different than it is now. At this time there was a mismatch between leadership style and the goal of the business. The leadership style of rigid optimization of processes for consistent delivery of predictable products, and there was the goal of the business, to be adaptive and innovative. Enter the Agile Movement. The emergence of lightweight development practices, which were the start of the Agile movement. People were just learning what it meant to work with information as a product as opposed to working with an actual object as the product, e.g., a car, a desk or dishwasher. Manufacturing takes one set of management tools and techniques. It takes a whole different set of methods and mental models when you are dealing with information and the creative process that it takes to analyze, design, build, and create in a technology environment. The command and control managers were pushed to the side by coaches like myself. But, in the past 5 years, I have seen a shift. New managers have risen through organizations to positions of leadership. They may not receive explicit training that says, “People need autonomy, that they need engagement, and that they need be interested in the work they are doing to be at their most creative,” they have understood it intuitively. However, the approach to agile training has not kept up with this shift. Even I have found myself telling people who were doing the right things already to stop doing them and get out of the way. However, they were not in the way in the first place! Recently telling managers what NOT to do has not sat well with me. Maye this is you. Maybe you have been trained in your career, knowing that command and control do not make sense for the knowledge work, but you do not have a good solid model to work from to move forward. This book is exactly for you! Read on with enthusiasm!

Project Management Institute
2 years 10 months

Board Member: PMI Agile Community of Practice
October 2013 - December 2014 (1 year 3 months)
32,000+ member online community

Leader PMI-ACP Support Team
March 2012 - March 2014 (2 years 1 month)

Author ..
Being Agile in a Waterfall World
2014 - 2014 (less than a year)

Available on Amazon.com

Every business in every industry today must be nimble/agile. Being Agile takes a critical look at what it means to be nimble/agile in any organization or context. Joseph goes beyond simply applying a methodology or framework

The Regence Group
Senior Agile Project Leader
2007 - 2011 (4 years)

Selected to lead industry chaining high-profile, politically sensitive projects. CEO, Mark Ganz, had a mission to change the healthcare industry to make it more customer-driven and transparent so that customers knew costs. I was the program manager entrusted with leading these multimillion-dollar high-profile high-risk programs.

Successfully managed many high-profile agile projects that integrate with a waterfall portfolio. Gained a reputation for getting things done, when the challenges are high and personalities difficult. HIPAA 5010: Program Managed a critical High profile Federally Mandated group of projects

• Total Project budget $20 Million over 3 years

• Managed 130+ people on 5 cross-functional, cross-divisional, enterprise-wide Agile Project teams including 4 Project Managers and 5 scrum masters

• Technical components include: Enterprise Data Warehouse, EDI, X.12, SQL, J2EE, Business Objects(BOE), Legacy Mainframe, BPEL

• BCBSA mandated reporting and updates Employer-Based Reporting Portal Project

• Lead 39 people on 2 cross-functional, multi-division Agile Project Teams.

• Total Project Budget $ 5 Million over 1.5 years

• Rescued troubled projects (Employer Reporting and Sellover Product Decommissioning) in danger of failure.

• Managed a combination of 4, multi-year, multi-release, projects with 16 Go-Live dates spanning 2008and 2009.

• Managed a budget of $8.7 Million and a diverse & distributed team of 70+ members and vendors including Regence ITS, Website Dev, Ebiz, Infrastructure, Provider Services, and outside contractors.
• Drove execution of the Transparency “Corporate Key Initiative” re-plan/ project turn-around, in2007/2008, from re-visioning the project, Planning through Delivery (release dates ran through 2009)

Celtic Scrapbooking
Founder
January 2006 - October 2008 (2 years 10 months)

Providing Irish Dance specific scrapbooking products.

Fred Hutchinson Cancer Research Center
5 years

Program Manager
2006 - 2007 (1 year)

• Lead strategic, multi-million dollar initiatives for the Center. Called upon for his ability to manage large complex projects and communicate clearly with diverse and difficult groups of people from systems technicians and desktop support personnel, to senior leadership.
• Lead strategic programs such as (selected projects): IT Architecture Baseline, Security Policy development for HIPAA compliance, Project Management Methodology Development, Disaster Recovery Planning.
• Developed and managed a Projects Portfolio. Managed PMs who execute the portfolio projects.• Provided strategic oversight of the program and reporting to management.• Responsible for resource assignments, forecasting, and quality oversight for all work within the IT Program.
• Lead the development of a Professional Development Ladder for the PMO which defines areas of knowledge and levels of expertise for project managers to use as a guide for PM Development.
• Developed a real-time Program dashboard integrating SQL time tracking database using ODBC and OLAP Cubes. This dashboard was modified for All IT Projects.• Developing the Security Program for the implementation of a suite of security policies across the center through multiple projects.
• Directly mentors junior project managers in industry best practices for IT Project Management.
• Developed a PM concepts training program using monthly brown bag sessions for junior PMs, Project Leads, and team members.• Facilitated annual budgeting and strategic planning and projects

Senior Project Manager
2002 - 2007 (5 years)

Seitel Leeds & Associates
Project Manager / Network Architect
2000 - 2002 (2 years)

Moss Bay Group
Sr. Consultant
1995 - 2000 (5 years)

Education

University of Notre Dame - Mendoza College of Business
Six Sigma Green Belt, Quality · (2008 - 2008)

Certified Scrum Master with Ken Schwaber
Certified Scrum Master, Agile · (2006 - 2006)

Central Washington University
ADOM , Business Systems · (1990 - 1993)

Bushnell University
· (1989 - 1990)

SKHS